Darren C. Skinner Darren.Skinner@aporter.com +1 202.942.5636 +1 202.942.5999 Fax 555 Twelfth Street, NW Washington, DC 20004-1206

October 15, 2013

CORRESPONDENCE FILED
VIA EDGAR TRANSMISSION

James E. O’Connor, Esq. Senior Counsel Division of Investment Management 100 F Street, N.E. United States Securities and Exchange Commission Washington, D.C. 20549

Re:	Corporate Capital Trust, Inc.
Pre-Effective Amendment No. 1 to
Registration Statement on Form N-2 (File No. 333-189544)

Dear Mr. O’Connor:

On behalf of our client, Corporate Capital Trust, Inc. (the “Company”), we are responding to the correspondence of July 19, 2013 (the “Comment Letter”) from the U.S. Securities and Exchange Commission (the “Commission”) to the Company setting forth the comments of the staff of the Commission’s Division of Investment Management (the “Staff”) on the Company’s Registration Statement on Form N-2, File Nos. 333-189544 and 814-00827, filed with the Commission on June 21, 2013 (the “Registration Statement”).  Concurrently with this letter, the Company is electronically transmitting Pre-Effective Amendment No. 1 to the Registration Statement (the “Amendment”) for filing under the Securities Act of 1933.  This letter, together with the Amendment, sets forth the Company’s responses to the Staff’s comments contained in the Comment Letter.

To facilitate the Staff’s review, each of the Staff’s comments is set forth in bold, followed by the Company’s response.  In addition, we will deliver to you under separate cover, on or before tomorrow, Wednesday, October 16, two as-filed courtesy copies of the Amendment, including one that is marked to show changes against the Registration Statement.  Terms used herein and otherwise not defined in this response have the meanings set forth in the Registration Statement.

James E. O’Connor, Esq.
October 15, 2013

FRONT COVER OF PROSPECTUS

1.	Please replace the bolded bullets currently appearing on the front cover with the following bullets also in bold, but in a larger type face than is currently used.

•	An investment in our shares is not suitable for you if you might need access to the money you invest in the foreseeable future.

•	You will not have access to the money you invest for an indefinite period of time.

•	You will not be able to sell your shares regardless of how we perform.

•	Because you will be unable to sell your shares, you will be unable to reduce your exposure on any market downturn.

•	We do not intend to list our shares on any securities exchange during or for a significant time after the offering period, and we do not expect a secondary market in the shares to develop.

•
We have implemented a share repurchase program, but only a limited number of shares are eligible for repurchase. In addition, any such repurchases will be at a 10% discount to the current offering price in effect on the date of repurchase.

•
Significant portions of our distributions in previous years were not based on our investment performance, but were paid by our Advisor. Now we are obligated to repay our Advisor and these repayments will reduce the current and future distributions that you should otherwise receive from your investment.

Response to Comment 1:

In the Amendment, the Company has revised the bullet-point disclosure on the cover page of the prospectus as requested by the Staff’s comment.

James E. O’Connor, Esq.
October 15, 2013

SUBSCRIPTION AGREEMENT

2.	Please also put the revised bullets, reproduced above, on the Subscription Agreement on the same page as, and immediately preceding, the signature line.

Response to Comment 2:

The Company has made the revision to the Subscription Agreement requested by the Staff.  The revised Subscription Agreement has been filed as an exhibit to the Amendment.

*  *  *  *

The Company respectfully believes that the Amendment and this letter are responsive to the Staff’s comments.  The Company will defer filing a formal request for acceleration of effectiveness pending confirmation from the Staff that no further revisions to the Registration Statement (as amended) are required.  The Company has confirmed to us that it will not file any such request for acceleration of effectiveness until it has obtained, and provided to the Staff a copy of, the FINRA “no objections” letter confirming that FINRA has cleared the Registration Statement (as amended).  Additionally, the Company confirms that any such request for acceleration of effectiveness will contain the acknowledgements requested in the Comment Letter and will be submitted at least two business days in advance of the requested effective date.

Finally, the Company hereby acknowledges that:

•
the Company is fully responsible for the adequacy and accuracy of the disclosure in the filing, and a Commission declaration of effectiveness of the Amendment will not relieve the Company of such responsibility;

•
neither Staff comments, changes to disclosure in response to Staff comments, nor any Commission declaration of effectiveness of the Amendment, forecloses the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

James E. O’Connor, Esq.
October 15, 2013

Please contact the undersigned at (202) 942-5636, or, in my absence, Richard E. Baltz at (202) 942-5124, with any questions or comments you may have regarding this letter.

Sincerely,

/s/ Darren C. Skinner